Exhibit 99.59

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS NAMES FORMER LUXOTTICA EXECUTIVE, GREG LECHNER, VICE PRESIDENT,

BUSINESS DEVELOPMENT, USA

Vancouver, British Columbia — January 17, 2012 — Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) the planet’s biggest online eyewear company announced today that Greg Lechner has been named Vice President, Business Development, USA.

Mr. Lechner brings more than eighteen years of successful senior marketing, brand and business development experience from Luxottica Group, an $8B global leader in optical products and retailing.

“We are pleased to have Greg join the Coastal team as we build out our leadership group and infrastructure with the goal of becoming the World’s Optical Store,” stated Roger Hardy, Coastal’s Founder and CEO. “His experience will be of great value as Coastal continues its expansion into the US market through enhancements to our online product offering and development of strategic partnerships with retail chains, eye care practitioner groups and managed care organizations.”

Mr. Lechner held positions of increasing responsibility at Luxottica, USA, including Vice President, Strategic Partnerships, Vice President, Marketing, Lenscrafters and Vice President, Strategy-Internet/Phone Sales and Service.

Mr. Lechner holds a BS (Accounting and Finance) and MBA (Marketing).

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View Project. Founded in the year 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastal.com

Greg Lechner

Vice President, Business Development, USA

Coastal Contacts Inc.

513.313.6143

gregl@coastal.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.